Exhibit 99.1

SANDSTORM GOLD FILES EARLY WARNING REPORT

Vancouver, British Columbia — May 23, 2017 Pursuant to National Instrument 62-103 -The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) is announcing the receipt of 10,755,171 common shares and 205,792 warrants of Mason Resources Corp. (“Mason”). The Mason shares and warrants were received by Sandstorm as part of a plan of arrangement between Mason and Entrée Gold Inc. (“Entrée"). Pursuant to the terms of the plan of arrangement, Sandstorm received 0.45 of a Mason share (and one new Entrée share) in exchange for each common share held by Sandstorm in Entrée, and will receive 0.45 of a Mason warrant (and one new Entrée warrant) in exchange for each whole warrant held by Sandstorm in Entrée. The Company paid no consideration for the Mason shares and warrants and prior to the completion of the plan of arrangement, Sandstorm did not own any Mason securities.

With the acquired Mason shares, Sandstorm holds 13.8% of the issued and outstanding shares of Mason. If you assume the exercise in the future of all of the Mason warrants to be received by the Company into Mason shares, Sandstorm would then hold 10,960,963 Mason shares, representing approximately 14.1% of the then issued and outstanding Mason shares.

Please refer to the early warning report, as required under National Instrument 62-103, which contains additional information with respect to the foregoing matters and has been filed by the Company on Mason’s SEDAR profile at www.sedar.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 155 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178